UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

STONE ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	72-1235413
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box   ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.   ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check

the following box.   ☐

Securities Act registration statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Item 1. Description of Registrant’s Securities to be Registered.

General

As previously reported, on December 14, 2016, Stone Energy Corporation, a Delaware corporation (the “Company”), and its subsidiaries, Stone Energy Holding, L.L.C. and Stone Energy Offshore, L.L.C. (collectively with the Company, the “Debtors”), filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) in order to effectuate the Second Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated December 28, 2016 (the “Plan”). On February 15, 2017, the Bankruptcy Court entered an order confirming the Plan (the “Confirmation Order”), a copy of which is filed as Exhibit 99.1 hereto. On the date hereof (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order and the Plan became effective.

Pursuant to the Plan, on the Effective Date, the Company created new common stock, par value $0.01 per share (the “Common Stock”). On the Effective Date, pursuant to the Plan, the Company issued 20,000,000 shares of Common Stock. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Common Stock issued pursuant to the Plan. The Company has applied to list the Common Stock on the New York Stock Exchange under the symbol of “SGY.”

Also on the Effective Date, the Company filed its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Amended and Restated Bylaws (the “Bylaws”). The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.

Authorized Capitalization

The Company’s authorized capital stock consists of 65,000,000 shares, which include 60,000,000 shares of the Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Common Stock

Dividends

Subject to the rights granted to any holders of the Preferred Stock, holders of the Common Stock will be entitled to dividends, if any, in the amounts and at the times declared by the Company’s board of directors (the “Board”) in its discretion out of any assets or funds of the Company legally available for the payment of dividends.

Voting

Each holder of shares of the Common Stock is entitled to one vote for each share of the Common Stock on all matters presented to the stockholders of the Company (including the election of directors). There are no cumulative voting rights for the election of directors. Each director will be elected by a majority of the votes cast with respect to that director’s election (i.e. the number of votes cast “for” a director exceeds the votes cast “against” the director), unless the number of nominees for director exceeds the number of directors to be elected, in which case, the directors will be elected by a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors.

Liquidation

The holders of the Common Stock will share equally and ratably in the Company’s assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding.

Other Rights

The holders of the Common Stock do not have preemptive rights to purchase shares of the Company’s stock. The Common Stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of any shares of Preferred Stock that the Company may issue in the future.

Under the terms of the Certificate of Incorporation and the Bylaws, the Company is prohibited from issuing any non-voting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company.

Limitation of Liability of Directors

The Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The effect of this provision is to eliminate the Company’s and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for a breach of the fiduciary duty of care as a director.

Registration Rights Agreement

On the Effective Date, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with parties who received shares of Common Stock upon the Effective Date (the “Holders”) representing 5% or more of the Common Stock outstanding on that date. The Registration Rights Agreement provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, Holders have customary underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Under their underwritten offering registration rights, Holders have the right to demand the Company to effectuate the distribution of any or all of its Registrable Securities by means of an underwritten offering pursuant to an effective registration statement; provided, however, that the expected gross proceeds of such offering are equal to or greater than $20.0 million in the aggregate. The Company is not obligated to effect an underwritten demand notice upon certain circumstances, including within 180 days of closing an underwritten offering. Under their piggyback registration rights, if at any time the Company proposes to undertake a registered offering of Common Stock for its own account, the Company must give at least 10 business days’ notice to all Holders of Registrable Securities to allow them to include a specified number of their shares in the offering.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an offering and the Company’s right to delay or withdraw a registration statement under certain circumstances. The Company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.

This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Anti-Takeover Provisions of the Certificate of Incorporation, the Bylaws and the DGCL

The Certificate of Incorporation, the Bylaws and the DGCL contain provisions that may have some anti-takeover effects and may delay, defer or prevent a takeover attempt or a removal of the Company’s incumbent officers or directors that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by the stockholders.

Preferred Stock

The Board is empowered, without further vote or action by the stockholders (except as may otherwise be provided by the terms of any class or series of then-outstanding Preferred Stock), to (i) authorize the issuance of the Preferred Stock in one or more series, (ii) determine the designations and the powers, preferences, rights (including voting rights), qualifications, limitations and restrictions thereof, (iii) determine variations, if any, between any classes or series so established and (iv) increase or decrease the number of shares of any such class or series to the extent permitted by law.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of the Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

Written Consent of Stockholders; Calling of Special Meeting of Stockholders

The Certificate of Incorporation and the Bylaws provide that any action required or permitted to be taken by the Company’s stockholders may be taken by written consent. Special meetings of stockholders may be called at any time by the Chairman of the Board, by the President, by the majority of the Board, by a majority of the Executive Committee of the Board or by the Secretary at the direction of stockholders holding at least 25% of the outstanding capital stock of the Company.

Amendment of the Bylaws

Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Certificate of Incorporation grants the Board the power to adopt, amend, restate or repeal the Bylaws, provided that no such adoption, amendment, or repeal shall be valid with respect to provisions of the Bylaws that have been adopted, amended, or repealed by the stockholders; provided further that certain provisions of the Bylaws may not be amended or repealed without the affirmative vote of (i) a majority of the Board or (ii) stockholders holding at least 66 2/3% of the voting power of the outstanding voting securities of the Company.

Other Limitations on Stockholder Actions

Advance notice which complies with the requirements set forth in the Bylaws is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders.

Newly Created Directorships and Vacancies on the Board

Under the Bylaws, any newly created directorships resulting from any increase in the number of directors may be filled solely by the Board upon a vote of a majority of the remaining directors then in office, even if they constitute less than a quorum of the Board or by a sole remaining director. Under the Bylaws, any vacancies resulting from the death, resignation, retirement, disqualification, removal or other cause may be filled by a majority vote of the holders of capital stock of the Company at any annual or special meeting of stockholders; stockholders provided, however, that if a vacancy on the Board is not filled by a majority vote of stockholders at the meeting immediately following the vacancy, the vacancy shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

No Cumulative Voting

The stockholders do not have the right to cumulate votes, as discussed further under “Common Stock—Voting.”

Section 203 of the DGCL

Before the Effective Date, the Company’s Certificate of Incorporation provided that the Company was subject to Section 203 of the DGCL. As of the Effective Date, the Company has elected in its Certificate of Incorporation to not be subject to Section 203.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with its affiliates and associates, owns, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited for a period of three years following the time that such stockholder became an interested stockholder unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Item 2. Exhibits.

Exhibit No.	Description

2.1	Second Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated December 28, 2016 (incorporated by reference to Exhibit A of the Confirmation Order attached as Exhibit 99.1 hereto).

3.1*	Amended and Restated Certificate of Incorporation of Stone Energy Corporation.

3.2*	Amended and Restated Bylaws of Stone Energy Corporation.

10.1*	Registration Rights Agreement among Stone Energy Corporation and certain holders identified therein.

99.1	Order Confirming the Second Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, as entered by the Bankruptcy Court on February 15, 2017 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 15, 2017).

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

STONE ENERGY CORPORATION

Date: February 28, 2017	By:	/s/ Lisa S. Jaubert
Lisa S. Jaubert
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Second Amended Prepackaged Joint Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated December 28, 2016 (incorporated by reference to Exhibit A of the Confirmation Order attached as Exhibit 99.1 hereto).

3.1*	Amended and Restated Certificate of Incorporation of Stone Energy Corporation.

3.2*	Amended and Restated Bylaws of Stone Energy Corporation.

10.1*	Registration Rights Agreement among Stone Energy Corporation and certain holders identified therein.

99.1	Order Confirming the Second Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, as entered by the Bankruptcy Court on February 15, 2017 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 15, 2017).

*	Filed herewith.